UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2008

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                         Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     YES ☐                               NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	December 10, 2008	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
NYSE ALTERNEXT US SYMBOL:	GTU

CENTRAL GOLDTRUST FILES SHELF PROSPECTUS

TORONTO, Ontario (December 10, 2008/CNW/) - Central GoldTrust (“GoldTrust”) of Ancaster, Ontario is pleased to announce that it has filed a preliminary base shelf prospectus (the “Prospectus”) with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement with the United States Securities and Exchange Commission. This registration will allow GoldTrust to offer and issue units of GoldTrust (the “Units”) by way of one or more Prospectus Supplements at any time during the 25-month period that the Prospectus remains in place. GoldTrust does not presently foresee authorizing an immediate Unit issue. The purpose of the filing of the Prospectus is to enable greater efficiency for Unit offerings in the future when conditions for issues of Units may be considered as favorable for existing Unitholders and new subscribers.

Under the Prospectus, the Units may be issued from time to time at the discretion of GoldTrust, with an aggregate offering amount not to exceed US$250,000,000. GoldTrust will only proceed with any such offering if it is non-dilutive to the net asset value of the Units owned by the existing Unitholders of GoldTrust. Substantially all of the net proceeds of any such offering will be used for gold bullion purchases, in keeping with the asset allocation provisions outlined in GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by any such offering is expected to reduce the annual expense ratio in favour of the Unitholders of GoldTrust.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

GoldTrust is a passive, self-governing trust with voting units that is focused upon the secure holding of gold bullion on behalf of its Unitholders. It does not actively speculate with regard to short-term changes in gold prices. At September 30, 2008, the units of GoldTrust were 97.7% invested in unencumbered, allocated and segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and the NYSE Alternext US (formerly the American Stock Exchange).

For further information, please contact J.C. Stefan Spicer, President and CEO

Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)